UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                    FORM 4

[x] Check this box if no longer                   OMB APROVAL
    subject to Section 16. Form 4 or Form         OMB NUMBER:  3235-0287
    5 obligations may continue.                   Expires: September 30, 1998
    See Instruction 1(b).                         Estimated average burden
                                                  hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
            17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

 Morgan Stanley Leveraged
 Equity Fund II, Inc.
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     (Last)                         (First)                      (Middle)

                          1221 Avenue of the Americas
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                                   (Street)

    New York                          NY                             10020
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     (City)                         (State)                           (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     Smurfit-Stone Container Corporation (SSCC)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Year

     November, 1998
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                          10% Owner
    ---                                               ---

       Officer (give title below)                      x Other (specify below)
    ---                                               ---
    Former 10% Owner (1)
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7.   Individual or Joint/Group Filing (Check Applicable Line)

 x      Form filed by One Reporting Person
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        Form filed by More than One Reporting Person
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Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.   Title of Security    2. Trans-  3. Trans-     4. Securities Acquired  5. Amount of Securities  6. Ownership      7. Nature of
     (Instr. 3)              action     action        (A) or Disposed of      Beneficially Owned       Form: Direct      Indirect
                             Date       Code          (D) (Instr. 3, 4        at End of Month          (D) or In-        Beneficial
                                        (Instr.8)     and 5)                  (Instr. 3 and 4)         direct (I)        Ownership
                             (Month/                                                                   (Instr. 4)        (Instr. 4)
                             Day/                         (A) or
                             Year)    Code    V    Amount   (D)    Price
------------------------- ---------   ----   ---   -------  --- ---------  --------------------     --------------    -------------
Common Stock               11/18/98   S (2)         525,960  D    $25.00             520,700               D
Common Stock               11/18/98   S (2)      15,340,643  D    $25.00          15,187,237               I                (3)




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).


                                                                        (Over)
                                                               SEC 1474 (7-96)

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)



1.  Title of                   2. Conversion or   3. Transaction Date   4. Transaction  5. Number of      6. Date Exercisable and
    Derivative                    Exercise Price     (Month/Day/Year)      Code            Derivative        Expiration Date
    Security                      of Derivative                            (Instr. 8)      Securities        (Month/Day/Year)
    (Instr. 3)                    Security                                                 Acquired (A)
                                                                                           or Disposed of
                                                                                           (D) (Instr. 3,
                                                                                           4 and 5)
                                                                                                               Date       Expiration
                                                                          Code  V          (A)   (D)        Exercisable      Date
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








1.  Title of                   7. Title and Amount of            8. Price of      9. Number of     10. Ownership    11. Nature of
    Derivative                    Underlying Securities             Derivative       derivative        Form of          Indirect
    Security                      (Instr. 3 and 4)                  Security         Securities        Derivative       Beneficial
    (Instr. 3)                                                      (Instr. 5)       Beneficially      Security:        Ownership
                                                        Amount                       Owned at End      Direct (D)       (Instr. 4)
                                                        or                           of Month          or Indirect
                                                        Number                       (Instr. 4)        (I)
                                                        of                                             (Instr. 4)
                                   Title                Shares
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




Explanation of Responses:

(1) As a result of the merger of Stone Container Corporation with a wholly-owned subsidiary of the Issuer on November 18, 1998, the Reporting Person is no longer a 10% Owner.

(2) On November 18, 1998, pursuant to a Stock Purchase Agreement, dated as of May 10, 1998, among Smurfit International B.V., Jefferson Smurfit Group plc, Morgan Stanley Leveraged Equity Fund II, Inc., certain other stockholders of the Issuer party thereto and the Issuer, the Reporting Person sold to SIBV the number of shares of common stock, par value $0.01 per share, of the Issuer ("Common Stock") shown on Table I for an amount per share equal to $25.00 plus interest from May 10, 1998.

(3) The Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest of the general partner of The Morgan Stanley Leveraged Equity Fund II, L.P., a stockholder of the Issuer.



     /s/ Peter Vogelsang                                  December 10, 1998
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**Signature of Reporting Person                                 Date



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                               SEC 1474 (7-96)